
October 23, 2020

Daniel Shribman
Chief Executive Officer
B. Riley Principal Merger Corp. II
299 Park Avenue, 21st Floor
New York, New York 10171

>   **Re: B. Riley Principal Merger Corp. II**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed September 11, 2020**
>   **File No. 001-39291**

Dear Mr. Shribman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joel Rubinstein